PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance





United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

May 24, 2006

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated May 24, 2006: "PSA Peugeot Citroën –Annual Stockholders' Meeting of May 24, 2006"

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

Paris – May 24, 2006

Annual Stockholders' Meeting of May 24, 2006

The Annual Meeting of Peugeot S.A. stockholders was held on May 24, 2006 under the chairmanship of Thierry Peugeot, Chairman of the Supervisory Board.

The Chairman of the Managing Board, Jean-Martin Folz, reviewed the Group's 2005 results, which reflect resilient global sales despite flat demand and a more aggressive promotional environment in Europe, the cost of compliance with new European environmental regulations and higher raw materials prices. Results for the year were also shaped by higher unit sales and improved margins outside Western Europe, as well as by a further reduction in production costs. After outlining the challenges facing the Group and its core strengths, Mr. Folz provided an update on PSA Peugeot Citroën's strategy in China. Regarding the current year outlook, he restated the targets announced at the start of the year - operating margin to be similar to the second-half 2005 figure in the first half of 2006, before showing an improvement in the second six months of the year - and mentioned the upward trend in aluminum and precious metals prices, leading to higher raw materials costs.

Stockholders approved all of the resolutions recommended by the Managing Board, covering:

- The payment of a dividend of €1.35 per share, payable on May 31.
- The re-election to the Supervisory Board of Ernest-Antoine Seillière and Joseph F. Toot, Jr. and the election to the Board of Jean-Louis Silvant.
- Authorization to carry out a new share buyback program concerning up to 23 million shares with a price cap of €65 per share.

DFCP – Communication Financière 75 avenue de la Grande Armée 75116 Paris
Phone: +33 (0)1 40 66 37 60 Fax: +33 (0)1 40 66 51 99 www.psa-peugeot-citroen.com